[LETTERHEAD]

April 22, 2023

Wanger Advisors Trust

71 S. Wacker Drive

Suite 2500

Chicago, Illinois 60606

Ladies and Gentlemen:

As of the date hereof, this agreement replaces that certain Fee Waiver and Expense Reimbursement Agreement dated as of May 1, 2022, between Columbia Wanger Asset Management, LLC (“CWAM”) and Wanger Advisors Trust (the “Trust”) on behalf of Wanger Acorn (the “Fund”), that would otherwise continue through April 30, 2023. CWAM hereby contractually undertakes as of the date hereof with respect to the Fund, a series of the Trust, to waive fees and reimburse certain expenses of the Fund, through April 30, 2025, such that total Fund ordinary operating expenses (excluding transaction costs and certain other investment-related expenses, interest and fees on borrowings and expenses associated with the Fund’s investment in other investment companies, if any), do not exceed the annual rate of 0.95%.

This agreement may not be modified or terminated without the approval of the Fund’s Board of Trustees and CWAM.

This undertaking shall be binding upon any successors and assignees of CWAM.

Very truly yours,

COLUMBIA WANGER ASSET MANAGEMENT, LLC

By:	/s/ Joseph C. LaPalm
Name: Joseph C. LaPalm
Title: Chief Compliance Officer

Agreed and accepted by

WANGER ADVISORS TRUST, on behalf of its series Wanger Acorn

By:	/s/ Stephen Kusmierczak
Name: Stephen Kusmierczak
Title: Co-President